                                    FORM 11-K

                               [ ] ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________________


                                       OR


                             [ X ] TRANSITION REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]


For the one-day transition period ended January 1, 1998

Commission file number 1-9184


                        SANTA FE PACIFIC GOLD CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                           ---------------------------
                                (Title of Plans)

                              NEWMONT GOLD COMPANY
                              --------------------
                             (Issuer of Securities)

                   1700 Lincoln Street, Denver, Colorado 80203
                   -------------------------------------------
                          (Principal Executive Office)

                      SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                          AS OF JANUARY 1, 1998 AND DECEMBER 31, 1997
                      TOGETHER WITH REPORT OF INDEPENDENT
                          PUBLIC ACCOUNTANTS

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                                Page(s)
                                                                                                                -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                            1

FINANCIAL STATEMENTS:

    Statement of Net Assets Available For Plan Benefits, With Fund Information,
       as of January 1, 1998                                                                                        2

    Statement of Net Assets Available For Plan Benefits, With Fund Information,
       as of December 31, 1997                                                                                      3

    Statement of Changes in Net Assets Available For Plan Benefits, With Fund Information, for the One
       Day Period Ended January 1, 1998                                                                            4-5

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                                                          6-11

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

    Schedule I --    Item 27b - Schedule of Loans or Fixed-Income
                     Obligations in Default or Uncollectible, for the
                     One Day Period Ended January 1, 1998                                                          12

    Schedule II --   Item 27e - Schedule of Non-Exempt Transactions
                     for the One Day Period Ended January 1, 1998                                                  13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the SANTA FE PACIFIC GOLD CORPORATION RETIREMENT AND SAVINGS PLAN (the "Plan") as of January 1, 1998 and December 31, 1997, and the related statement of changes in net assets available for plan benefits, with fund information, for the one day period ended January 1, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 1, 1998 and December 31, 1997 and the changes in net assets available for plan benefits, for the one day period ended January 1, 1998, in conformity with generally accepted accounting principles.

As further discussed in Note 1 to the financial statements, the Plan merged into the Newmont Gold Company Retirement Savings Plan effective January 1, 1998.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of loans or fixed-income obligations in default or uncollectible and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen LLP

Denver, Colorado,
    June 26, 1998.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                              AS OF JANUARY 1, 1998
                                 (in thousands)




                                      Vanguard
                                     Bond Index                                    Vanguard         Vanguard       Vanguard
                                       Fund-        Vanguard        Vanguard     LifeStrategy     LifeStrategy    LifeStrategy
                                     Total Bond   Index Trust-   International    Portfolios-     Portfolios-     Portfolios-
                                       Market         500           Growth       Conservative        Growth         Moderate
                                     Portfolio      Portfolio      Portfolio        Growth         Portfolio         Growth
                                     ----------   ------------   -------------   ------------     -----------     ------------
INVESTMENT FUNDS, at fair value:
    Mutual funds                      $   -          $   -           $   -         $   -            $   -            $   -
    Collective trust                      -              -               -             -                -                -
    Employer stock funds                  -              -               -             -                -                -
    Participant loans                     -              -               -             -                -                -
                                      -------        -------         -------       -------          -------          -------
        Total investment funds            -              -               -             -                -                -
                                      -------        -------         -------       -------          -------          -------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                -              -               -             -                -                -
    Participants' contributions           -              -               -             -                -                -
    Interest                              -              -               -             -                -                -
                                      -------        -------         -------       -------          -------          -------
        Total contributions
         receivable                       -              -               -             -                -                -
                                      -------        -------         -------       -------          -------          -------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                         $   -          $   -           $   -         $   -            $   -            $   -
                                      =======        =======         =======       =======          =======          =======


                                       Vanguard
                                         Money
                                         Market                                                  Vanguard      Newmont
                                       Reserves-       Vanguard       Vanguard/                 Retirement      Mining
                                         Prime        U.S. Growth    Wellington    Vanguard/      Savings       Stock
                                       Portfolio       Portfolio        Fund       Windsor II      Trust         Fund
                                       ---------     ------------    ----------    ----------   ----------     -------
INVESTMENT FUNDS, at fair value:
    Mutual funds                        $   -          $   -          $   -         $   -        $   -         $   -
    Collective trust                        -              -              -             -            -             -
    Employer stock funds                    -              -              -             -            -             -
    Participant loans                       -              -              -             -            -             -
                                        -------        -------        -------       -------      -------       -------
        Total investment funds              -              -              -             -            -             -
                                        -------        -------        -------       -------      -------       -------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                  -              -              -             -            -             -
    Participants' contributions             -              -              -             -            -             -
    Interest                                -              -              -             -            -             -
                                        -------        -------        -------       -------      -------       -------
        Total contributions receivable      -              -              -             -            -             -
                                        -------        -------        -------       -------      -------       -------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                           $   -          $   -          $   -         $   -        $   -         $   -
                                        =======        =======        =======       =======      =======       =======




                                          Newmont
                                         Gold Stock   Participant
                                            Fund        Loans           Total
                                         -----------  -----------     --------
INVESTMENT FUNDS, at fair value:
    Mutual funds                           $   -       $   -          $   -
    Collective trust                           -           -              -
    Employer stock funds                       -           -              -
    Participant loans                          -           -              -
                                           -------     -------        -------
        Total investment funds                 -           -              -
                                           -------     -------        -------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                     -           -              -
    Participants' contributions                -           -              -
    Interest                                   -           -              -
                                           -------     -------        -------
        Total contributions receivable         -           -              -
                                           -------     -------        -------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                              $   -       $   -          $   -
                                           =======     =======        =======

   The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997
                                 (in thousands)



                                      Vanguard
                                     Bond Index                                    Vanguard         Vanguard       Vanguard
                                       Fund-        Vanguard        Vanguard     LifeStrategy     LifeStrategy    LifeStrategy
                                     Total Bond   Index Trust-   International    Portfolios-     Portfolios-     Portfolios-
                                       Market         500           Growth       Conservative        Growth         Moderate
                                     Portfolio      Portfolio      Portfolio        Growth         Portfolio         Growth
                                     ----------   ------------   -------------   ------------     -----------     ------------
INVESTMENT FUNDS, at fair value:
    Mutual funds                        $ 2          $8,010          $2,068          $  -             $21              $16
    Collective trust                      -              -               -              -               -                -
    Employer stock funds                  -              -               -              -               -                -
    Participant loans                     -              -               -              -               -                -
                                        ---          ------          ------          -----            ---              ---
        Total investment funds            2           8,010           2,068             -              21               16
                                        ---          ------          ------          -----            ---              ---
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                -              51              13              2              2               18
    Participants' contributions           -              85               8              4              4               27
    Loan repayments                       -              27               4              2              -               10
                                        ---          ------          ------          -----            ---              ---
        Total contributions receivable    -             163              25              8              6               55
                                        ---          ------          ------          -----            ---              ---
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                           $ 2          $8,173          $2,093          $   8            $27              $71
                                        ===          ======          ======          =====            ===              ===


                                       Vanguard
                                         Money
                                         Market                                                  Vanguard      Newmont
                                       Reserves-       Vanguard       Vanguard/                 Retirement      Mining
                                         Prime        U.S. Growth    Wellington    Vanguard/      Savings       Stock
                                       Portfolio       Portfolio        Fund       Windsor II      Trust         Fund
                                       ---------     ------------    ----------    ----------   ----------     -------
INVESTMENT FUNDS, at fair value:
    Mutual funds                        $4,943         $4,239         $5,173        $6,604     $    -         $   -
    Collective trust                        -              -              -             -       14,598            -
    Employer stock funds                    -              -              -             -           -          2,750
    Participant loans                       -              -              -             -           -             -
                                        ------         ------         ------        ------     -------        ------
        Total investment funds           4,943          4,239          5,173         6,604      14,598         2,750
                                        ------         ------         ------        ------     -------        ------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                  48             -              -             -           -             -
    Participants' contributions             69             -              -             -           -             -
    Loan repayments                         28             -              -             -           -             -
                                        ------         ------         ------        ------     -------        ------
        Total contributions receivable     145             -              -             -           -             -
                                        ------         ------         ------        ------     -------        ------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                           $5,088         $4,239         $5,173        $6,604     $14,598        $2,750
                                        ======         ======         ======        ======     =======        ======




                                          Newmont
                                         Gold Stock   Participant
                                            Fund        Loans           Total
                                         -----------  -----------     --------
INVESTMENT FUNDS, at fair value:
    Mutual funds                           $   -       $   -          $31,076
    Collective trust                           -           -           14,598
    Employer stock funds                    1,286          -            4,036
    Participant loans                          -        4,228           4,228
                                           ------      ------         -------
        Total investment funds              1,286       4,228          53,938
                                           ------      ------         -------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                     18          -              152
    Participants' contributions                12          -              209
    Loan repayments                             7         (78)             -
                                           ------      ------         -------
        Total contributions receivable         37         (78)            361
                                           ------      ------         -------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                              $1,323      $4,150         $54,299
                                           ======      ======         =======

 The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                  FOR THE ONE DAY PERIOD ENDED JANUARY 1, 1998
                                 (in thousands)

                                                             Vanguard
                                                               Bond                                        Vanguard
                                                            Index Fund-     Vanguard       Vanguard      LifeStrategy
                                                            Total Bond    Index Trust-   International    Portfolios-
                                                              Market           500          Growth       Conservative
                                                             Portfolio      Portfolio      Portfolio        Growth
                                                            ----------    ------------   -------------   ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Transfer to Newmont Gold Company
       Retirement Savings Plan                                  $(2)        $(8,173)         $(2,093)         $(8)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period       2           8,173            2,093            8
                                                                ---         -------          -------          ---
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period           $ -         $    -           $    -           $ -
                                                                ===         =======          =======          ====


                                                                                                Vanguard
                                                                Vanguard         Vanguard         Money
                                                              LifeStrategy     LifeStrategy      Market
                                                               Portfolios-      Portfolios-    Reserves-
                                                                 Growth          Moderate         Prime
                                                                Portfolio         Growth        Portfolio
                                                              ------------     ------------    ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Transfer to Newmont Gold Company
       Retirement Savings Plan                                    $(27)            $(71)        $(5,088)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period         27               71           5,088
                                                                  ----             ----         -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period             $  -             $  -         $    -
                                                                  ====             ====         =======

 The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                  FOR THE ONE DAY PERIOD ENDED JANUARY 1, 1998
                                 (in thousands)


                                                                                                          Vanguard      Newmont
                                                               Vanguard       Vanguard/                   Retirement      Mining
                                                              U.S. Growth     Wellington    Vanguard/      Savings        Stock
                                                               Portfolio         Fund       Windsor II      Trust          Fund
                                                              -----------     ----------    ----------    ----------    --------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Transfer to Newmont Gold Company
       Retirement Savings Plan                                   $(4,239)       $(5,173)      $(6,604)    $(14,598)       $(2,750)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period        4,239          5,173         6,604       14,598          2,750
                                                                 --------       -------       --------    --------        -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period            $    -         $    -        $     -     $     -         $    -
                                                                 ========       =======       ========    ========        =======



                                                                 Newmont
                                                                Gold Stock   Participant
                                                                   Fund         Loans         Total
                                                                ----------   -----------    --------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Transfer to Newmont Gold Company
       Retirement Savings Plan                                    $(1,323)      $(4,150)    $(54,299)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period         1,323         4,150       54,299
                                                                  -------       -------     --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period             $    -        $    -      $     -
                                                                  =======       =======     ========

 The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      JANUARY 1, 1998 AND DECEMBER 31, 1997


(1)    DESCRIPTION OF THE PLAN

The following brief description of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       Merger of the Plan

Effective January 1, 1998, the Plan was merged into the Newmont Gold Company Retirement Savings Plan (formerly the Newmont Gold Company Salaried Retirement Savings Plan) (the "Newmont Plan") and the trusts formed under and in accordance with the provisions of the Plan and the Newmont Plan were merged and consolidated into one trust. Participants of the Plan became participants of the Newmont Plan as of that date and subject to its terms.

       General

The Plan was a defined contribution plan established on January 1, 1990, for the benefit of Santa Fe Pacific Gold Corporation's ("SFPGC") full-time hourly employees. The SFPGC's salaried employees participated in a defined contribution plan sponsored by Santa Fe Pacific Corporation ("SFP"), SFPGC's former parent. The Plan was amended and restated effective July 1, 1994, to allow substantially all salaried and hourly employees to participate upon completion of thirty days of service (the "Participants"). Approximately $12.8 million of assets relating to the SFPGC's salaried employees were transferred into the Plan from the SFP plan as of that date.

On May 5, 1997, SFPGC merged with Newmont Mining Corporation ("NMC"). In connection with the merger, each share of SFPGC's common stock, including shares held by the Plan was converted into 0.43 shares of NMC common stock.

The Plan was sponsored by SFPGC until the merger with NMC. In connection with the merger, Newmont Gold Company (the "Company"), an affiliate of NMC, assumed sponsorship of the Plan on May 5, 1997. The Plan was administered by the administration committee, the members of which were selected by the Company's Board of Directors.

       Eligibility and Contributions

Employees were eligible to participate in the Plan upon completion of thirty days of compensated service. Participants could contribute annually up to 12% of their eligible compensation on a pre-tax basis, after-tax basis or combination thereof. All such contributions were made by means of regular payroll deductions. Pre-tax participant contributions were limited by the Internal Revenue Code ("IRC") to $9,500 during 1997. The Company matched 100% of the first 4% of each participant's pre-tax contributions up to a maximum contribution of $6,000 per year. The Company also provided an Employer Retirement contribution equal to 2% of pre-tax compensation for eligible hourly employees. Total annual additions under the Plan and all other plans sponsored by the Company were limited to the lesser of 25% of eligible compensation or $30,000. Annual additions were defined as the participants' contributions and the Company's matching contributions and Employer Retirement contributions.

       Vesting

Participants were immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and Employer Retirement contributions plus actual earnings thereon was based on years of service as follows:

       Years of Service                                     Vested Percentage
    ----------------------                             --------------------------
       Less than 1                                                   0%
       Between 1 and 2                                              20%
       Between 2 and 3                                              40%
       Between 3 and 4                                              60%
       Between 4 and 5                                              80%
       5 or more                                                   100%


At January 1, 1998 and December 31, 1997, forfeited nonvested accounts approximated $190,000. These accounts will be used to reduce future Company contributions in the Newmont Plan.

The Plan provided that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the IRC. Such "rollover contributions" were fully vested and were not subject to, or affected in any way, the maximum annual contribution limitation.

       Participant Accounts

Each participant's account was credited with the participant's pre-tax and after-tax contributions, Company's matching contributions, Employer Retirement contributions, if applicable, and an allocation of Plan earnings.

       Payment of Benefits

Upon termination of service, a Participant could elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or on an installment basis as described in the Plan.

       Investment Options

Upon enrollment in the Plan, Participants could direct their contributions, along with Company contributions in 10% increments, in any of the following investment options:

o Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

o Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

o Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

o Vanguard LifeStrategy Portfolios Conservative Growth: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 25%-50% stocks, 30%-55% bonds, and 20%-45% short-term reserves.

o Vanguard LifeStrategy Portfolios - Growth Portfolio: Seeks to provide long-term growth of capital by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 60%-90% stocks, 10%-35% bonds, and 0%-25% cash reserves.

o Vanguard LifeStrategy Portfolios - Moderate Growth: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash reserves.

o Vanguard Money Market Reserves - Prime Portfolio: Seeks to provide high income and a stable share price of $1 investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. Government, and federal agencies.

o Vanguard U.S. Growth Portfolio: Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

o Vanguard/Wellington Fund: Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

o Vanguard/Windsor II: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at a price below the overall market average compared to their dividend income and future return potential.

o Vanguard Retirement Savings Trust (formerly Vanguard Investment Contract Trust): Seeks to provide a high level of income and a stable share value of $1. (This investment is neither insured nor guaranteed by the U.S. Government, and there is no assurance that it will maintain a stable share value of $1). The Trust invests in investment contracts issued and backed by financial institutions. It also invests in "alternative" investment contracts backed by high-quality bonds and bond mutual funds owned by the Trust.

o Newmont Mining Stock Fund (formerly SFPGC Common Stock Fund): Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. This fund invested in SFPGC common stock until May 5, 1997. At such time each share held by the Plan was converted into 0.43 shares of the NMC common stock. Subsequent to the conversion, this fund was closed to additional investments.

o Newmont Gold Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


The fair market value of individual investments that represent 5% or more of the Plan's total investments as of January 1, 1998 and December 31, 1997 are as follows:


                                                                            1998              1997
                                                                        -----------        -----------
                                                                                (in thousands)

                  Vanguard Index Trust-500 Portfolio                      $    -               $8,010
                  Vanguard Money Market Reserves-
                     Prime Portfolio                                           -                4,943
                  Vanguard U.S. Growth Portfolio                               -                4,239
                  Vanguard/Wellington Fund                                     -                5,173
                  Vanguard/Windsor II                                          -                6,604
                  Vanguard Retirement Savings Trust                            -               14,598
                  Newmont Mining Stock Fund                                    -                2,750
                  Participant Loans                                            -                4,228


       Participant Loans

The Plan allowed participants to borrow up to 50% of their vested account balance up to a maximum of $50,000. Interest was based on the higher of the blended fixed interest rate for the Vanguard Investment Contract Trust or the prime rate plus 1% on the first day of the quarter in which the loan was made. Loans were repaid by payroll deduction and interest was credited to the Participant's accounts. The loans were secured by the Participant's entire interest in the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles required the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Investment Valuation and Income Recognition

The Plan's investments were stated at fair value. Shares of registered investment companies were valued at quoted market prices which represent the net asset value of shares held by the Plan at yearend. Units of the Retirement Savings Trust were valued at net asset value at yearend. The Company stock fund was valued at its yearend unit closing price (comprised of yearend market price plus uninvested cash position). Participant loans were valued at cost which approximates fair value.

The Plan invested in a collective trust (the Vanguard Retirement Savings Trust) which invested in guaranteed investment contracts and other alternative investment contracts. The investment contracts were carried in the collective trust's audited financial statements at fair value. Fair value approximated contract value, which represented contributions made plus interest accrued at the contract rate, less withdrawals.

Purchases and sales of investments were recorded on a trade-date basis. Interest income was accrued when earned. Dividend income was recorded on the ex-dividend date. Capital gain distributions were included in dividend income.

Net realized and unrealized appreciation (depreciation) was recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits were recorded when paid.

       Administrative Expenses

All administrative expenses of the Plan were paid by the Company.

(3)    PLAN AMENDMENT AND TERMINATION

The Plan could be amended at any time; however, no such amendment could adversely affect the rights of Participants in the Plan with respect to contributions made prior to the date of the amendment. Company matching contributions could be discontinued and participation by the Company in the Plan could be terminated at any time. In the event the Plan was terminated, each Participant was to receive the full amount of Plan assets in their account. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution plans.

(4)    TAX STATUS

The Trust established under the Plan was qualified under the Code as exempt from Federal income taxes and a favorable determination letter was received from the IRS dated January 30, 1996. The Plan was amended since receiving this determination, however, the Plan administrator and the Plan's legal counsel believe that the Plan was designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related Trust was tax exempt as of the financial statement dates.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments represented units of collective investment funds and shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's Trustee. Also, certain plan investments were shares of NMC common stock and Newmont Gold Company common stock, the sponsor of the Plan. Accordingly, the purchase and sale of such shares represented party-in-interest transactions. Such transactions were exempt under ERISA.

(6)    NONEXEMPT PROHIBITED TRANSACTIONS

The Company failed to remit employee deferral contributions and loan repayments withheld from Participants' wages to the Plan within the period of time required under ERISA (see Schedule II).

                                                                      SCHEDULE I

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           IN DEFAULT OR UNCOLLECTIBLE

                  FOR THE ONE DAY PERIOD ENDED JANUARY 1, 1998




                                                 Amount Received During
                                    Original        Reporting Period           Unpaid
                                     Amount      ----------------------     Balance at End
Identify and Address of Obligor      of Loan     Principal     Interest       of Period
-------------------------------      -------     ---------     --------       ---------
Alger, Russell J., Arizona          $ 1,320       $  -         $  -            $     8
Benavides, Abundio C., California     2,000          -            -              1,863
Blake, Gary A., Arizona               2,480          -            -              2,480
Brett, Shelly, Nevada                 1,000          -            -                920
Camacho, Alberto G., California       9,000          -            -              8,076
Christopherson, Alan L., Nevada      19,700          -            -             19,646
Fernandez, Uriel, Nevada              5,000          -            -              4,527
Haaglund, David A., Nevada            8,700          -            -              7,301
Heater, Brian M., Nevada              6,030          -            -              4,091
Jimenez, Pedro J., Nevada             7,935          -            -              7,935
Lott, Cherise D., Nevada              3,117          -            -              2,244
Marquez, Raul Garcia, California      5,072          -            -                710
Miller, Samuel A., Nevada             1,051          -            -                164
Molina, Frederick A., Nevada          3,100          -            -              3,053
Moon, Robin L., New Mexico            4,535          -            -              4,044
Morris, Stanley, Utah                 4,000          -            -              1,686
Petersen, Paul, Nevada                1,035          -            -                403
Ramirez, Jose L., California          1,800          -            -                 98
Rogers, Lawrence J., Nevada           1,034          -            -                650
Romero, Eloy, Arizona                 3,000          -            -                 46
Scott, Tony Dale, Nevada              1,530          -            -                495



                                   Detailed description of loan including dates
                                   of making and maturity, interest rate, the type
                                   and value of collateral, any renegotiation of                   Amount Overdue
                                   the loan and the terms of the renegotiation                   --------------------
Identify and Address of Obligor    and other material items                                      Principal   Interest
-------------------------------    ---------------------------------------------------           ---------   --------
Alger, Russell J., Arizona          March 27, 1996; due March, 12, 1998 at 9.5%                   $     8    $    -
Benavides, Abundio C., California   June 2, 1997; due June 1, 1999 at 9.5%                            233         21
Blake, Gary A., Arizona             February 24, 1997; due February 25, 2002 at 9.25%                 303        163
Brett, Shelly, Nevada               December 26, 1996; due December 24, 1997 at 9.25%                 833         42
Camacho, Alberto G., California     January 25, 1996; due January 23, 2006 at 9.5%                    159        191
Christopherson, Alan L., Nevada     February 11, 1997; due February 12, 2002 at 9.25%               2,409      1,293
Fernandez, Uriel, Nevada            December 19, 1996; due December 17, 2001 at 9.25%                 281        136
Haaglund, David A., Nevada          May 16, 1996; due May 14, 2000 at 9.25%                         1,670        506
Heater, Brian M., Nevada            July 24, 1995; due July 22, 2000 at 10.0%                         505        196
Jimenez, Pedro J., Nevada           May 27, 1997; due May 26, 2002 at 9.5%                            527        306
Lott, Cherise D., Nevada            October 23, 1995; due October 21, 2000 at 10.0%                   242         90
Marquez, Raul Garcia, California    August 7, 1996; due August 8, 2000 at 9.25%                       377        130
Miller, Samuel A., Nevada           October 26, 1995; due May 25, 1998 at 9.75%                       164          4
Molina, Frederick A., Nevada        June 16, 1997; due June 15, 1999 at 9.5%                          598        116
Moon, Robin L., New Mexico          December 4, 1996; due November 4, 2001 at 9.25%                   323        151
Morris, Stanley, Utah               May 13, 1996; due May 11, 1998 at 9.25%                           689         44
Petersen, Paul, Nevada              October 21, 1996; due May 25, 1998 at 9.25%                       403         10
Ramirez, Jose L., California        June 26, 1994; due April 27, 1998 at 7.25%                         98          1
Rogers, Lawrence J., Nevada         October 25, 1996; due October 23, 1998 at 9.25%                   128         14
Romero, Eloy, Arizona               April 4, 1994; due March 12, 1998 at 7.0%                          46          1
Scott, Tony Dale, Nevada            January 25, 1995; due December 25, 1997 at 8.75%                  415         22

Note: All outstanding loan balances were transferred into the Newmont Plan in connection with the merger on January 1, 1998.


          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


                  ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                  FOR THE ONE DAY PERIOD ENDED JANUARY 1, 1998



                                     Relationship to Plan, Employer,                                                Transaction
Identity of Party Involved            or Other Party-in-Interest               Description of Transactions             Amount
--------------------------            --------------------------          ----------------------------------        ------------
Newmont Gold Company                       Employer/Sponsor               Contributions not timely remitted           $  4,240
                                                                          to the Plan as follows - employee
                                                                          and employer contributions and
                                                                          employee loan repayments for the
                                                                          September 17, 1997 pay period were
                                                                          remitted to the Newmont Plan
                                                                          March 31, 1998.

Newmont Gold Company                        Employer/Sponsor              Contributions not timely remitted           $294,172
                                                                          to the Plan as follows - employee
                                                                          contributions and employee loan
                                                                          repayments for the December 31, 1997
                                                                          pay period were remitted to the
                                                                          Newmont Plan February 18, 1998.


Note:    These late contributions are reflected in the accompanying financial statements as contribution and loan repayment receivables at December 31, 1997 and are included in amounts transferred on January 1, 1998.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SANTA FE PACIFIC GOLD CORPORATION RETIREMENT
                                    AND SAVINGS PLAN




                                   By: /s/ Dawn M. Putaturo
                                       ---------------------------------
                                       Dawn M. Putaturo
                                       Administration Committee Member



Dated: August 6, 1998              By: /s/ Timothy J. Schmitt
                                       ---------------------------------
                                       Timothy J. Schmitt
                                       Vice President, Secretary
                                        And Assistant General Counsel

                                 Exhibit Index


Exhibit No.                         Exhibit
-----------                         -------

    23                   Consent of Arthur Andersen LLP